FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending March 14, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 14, 2003                                           By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                            Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


12 March 2003    Abacus (GSK) Trustees Limited, as trustee of the
                 GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 3,846 Ordinary Shares in the Company to a participant of the Glaxo Wellcome 1999 Long
                 Term Incentive Plan.



The Company was advised of this transaction on 13 March 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

13 March 2003

13 March 2003

GlaxoSmithKline PLC

                           GSK Share Re-Purchases

GlaxoSmithKline plc announces that today, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 May 2002, it purchased for cancellation 350,000 of its ordinary shares at a price of 1023.2984p per share.

                           Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


13 March 2003     Abacus (GSK) Trustees Limited, as trustee of the
                  GlaxoSmithKline Employee Trust,("the GSK Trust"), transferred 15,934 Ordinary Shares in the Company to participants of the Glaxo Wellcome 1999 Long
                  Term Incentive Plan.



The Company was advised of this transaction on 14 March 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

14 March 2003